GK/AS/1748/2006

06018979

SEC file: 82-5036

Płock, 1st December 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 73/2006 to 78/2006;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Polski Koncern Naftowy

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

Dec 12/6

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Subsidiaries registration
Released	18:02 20-Nov-06
Number	3961M

Regulatory announcement no 73/2006 dated November 20th, 2006
Purchase of Orlen Holding Malta Limited and Orlen Insurance Ltd shares by PKN ORLEN

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that Registrar of Companies Malta Financial Services Authority registered following companies:
- Orlen Holding Malta Limited, headquartered in Sliema, Malta, on 13 November 2006
- Orlen Insurance Ltd, headquartered in Sliema, Malta, on 16 November 2006.

PKN ORLEN purchased:

- 201 shares in Orlen Holding Malta Limited with a par value USD 25 000 of each share (i.e. approximately PLN 74 098 based on USD/PLN average exchanges rates as of November 20th, 2006 stated by National Bank of Poland), representing 99,5% of all Orlen Holding Malta Limited shares. 1 share of Orlen Holding Malta Limited, with a par value USD 25 000 was purchased by Unipetrol a.s. The shares were paid for by PKN ORLEN in the form of a cash contribution of USD 5 025 000 (i.e. approximately PLN 14 893 598 based on USD/PLN average exchanges rates as of November 20th, 2006 stated by National Bank of Poland), and by Unipetrol a.s. in the form of a cash contribution of USD 25 000.

- 1 share in Orlen Insurance Ltd with a par value USD 1 (i.e. approximately PLN 2,96 based on USD/PLN average exchanges rates as of November 20th, 2006 stated by National Bank of Poland). The remaining number of shares, i.e. 4 999 999 shares with a par value USD 1 of each share were purchased by Orlen Holding Malta Limited. The shares were paid for by PKN ORLEN in the form of a cash contribution of USD 1, and by Orlen Holding Malta Limited in the form of a cash contribution of USD 4 999 999 (i.e. approximately PLN 14 819 497 based on USD/PLN average exchanges rates as of November 20th, 2006 stated by National Bank of Poland).

The book value of the purchased shares in Orlen Holding Malta Limited by PKN ORLEN amounts to USD 5 025 000 in the PKN ORLEN books, and the book value of the purchased shares in Orlen Holding Malta Limited by Unipetrol a.s. amounts to USD 25 000 in Unipetrol a.s. books.

The book value of the purchased shares in Orlen Insurance Ltd by PKN ORLEN amounts to USD 1 in the PKN ORLEN books, and the book value of the purchased shares in Orlen Insurance Ltd by Orlen Holding Malta Limited amounts to USD 4 999 999 in Orlen Holding Malta Limited books.

Main business activities of:
- Orlen Holding Malta Limited are connected with investing and possessing shares in other companies, joint-ventures, consortiums and syndicates.
- Orlen Insurance Ltd are connected with insurance activity especially in the domain of property insurance services for PKN ORLEN Capital Group.

PKN ORLEN owns 63% of votes at the General Meeting of Unipetrol.

Management Board of Orlen Holding Malta Limited is the same managing body as of Orlen Insurance Ltd. Management Board consists of four persons and it was established by PKN ORLEN. One of the managing persons is PKN ORLEN employee.

As the Purchased Shares represent more that 20% of the Orlen Holding Malta Limited and Orlen Insurance Ltd initial capital, they are significant assets in accordance to the Polish Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by issuers of securities (Journal of Laws as of 26 October 2005).

END

Close

PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ArticlesOfAssociation-unified
Released	17:56 22-Nov-06
Number	5616M

Regulatory announcement 74/2006, dated November 22nd, 2006.
PKN ORLEN Supervisory Board approved the unified text of the Articles of Association of PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the unified text of the Articles of Association of PKN ORLEN. The unified text of the Articles of Association was accepted in the resolution of the Supervisory Board of PKN ORLEN on November 22nd, 2006 and includes changes approved by the Ordinary General Meeting of PKN ORLEN S.A. held on July 27th, 2006. Changes to the Articles of Association of PKN ORLEN were registered by the District Court in Warsaw (Poland).

ARTICLES OF ASSOCIATION OF POLSKI KONCERN NAFTOWY ORLEN Spolka Akcyjna (joint stock company)---

Unified text of the Articles of Association adopted by the resolution of the Supervisory Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna (joint stock company) of November 22nd, 2006, with due regard to the changes of the Articles of Association entered in the register of entrepreneurs held by the District Court for Warsaw, 14th Economic Department of the National Court Register, pursuant to the Decision of 5th September 2006, file 6 No WA.XIV NS.- REJ.KRS/020901/06/342. ---

ARTICLES OF ASSOCIATION OF POLSKI KONCERN NAFTOWY ORLEN Spolka Akcyjna (joint stock company) with its registered office in Plock (unified text)---

§ 1

Founding, Founder and the Company---

1

The Company was founded as a result of the transformation of a state-owned company named Mazowieckie Zaklady Rafineryjne i Petrochemiczne with its registered office in Plock on principles stated in regulations concerning the privatization of public companies.---

2

The founder of the company is the State Treasury.---

3

The company acts under the business name of Polski Koncern Naftowy ORLEN Spolka Akcyjna.

The Company can use the abbreviated business name of PKN ORLEN S.A.---

§ 2

Registered office, business activities and scope of action---

1

The registered office for the Company is Plock.---

2

The Company's scope of business is:---

1. crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);---
2. conducting commercial activity within domestic and foreign markets on its own account, on order and on commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;---
3. conducting research, design, development, civil engineering, manufacturing works on its own account and on commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;---
4. conducting transportation activity with road, rail, sea and pipeline transport;---
5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;---
6. providing services connected with the Company's business activities, in particular:---
   a) sea and land reloading---
   b) fuels and gases purification, including leading, dyeing, and adding components;---
7. buy-out, turnover and processing of used oils and other chemical waste;---
8. generation, transmission and turnover of electric and heat power;---
9. carrying out the overhaul of machinery within the scope of business activity, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;---
10. metal production and plastic processing;---
11. running fuel stations, coffee-shops, restaurants and hotels;---
12. conducting capital investment activity, in particular buying and trading of shares and stakes both: on home and foreign markets;---
13. running educational activity, conducting professional trainings as well as social and living activities;---

14. conducting book-keeping and accounting activities as well as activities connected with data building and data processing;---

15. financial agency services including receipt of money orders and transference of liabilities to cheque drawers;---

16. providing services in respect of the clearance of electronic fuel cards;---

17. conducting geodesy and cartography activities;---

18. crude oil extracting and exploration including running service activity connected with exploitation of crude oil deposits;---

19. natural gas extracting and exploration including running service activity connected with exploitation of natural gas deposits;---

20. production of metal prefabricated buildings excluding service activities;---

21. production of metal construction excluding service activities;---

22. services in respect of installing metal constructions;---

23. performance of general civil work (building construction);---

24. performance of general civil work in the area of line constructions: pipelines, power supply lines, electric traction line and telecommunication – long-distance transmission lines;--

25. performance of general civil work in the area of construction of distribution lies; pipelines, power supply lines, electric traction line and telecommunication – local lines;---

26. performance of general civil work in the area of mining and production;---

27. running telecommunication and data communications activities as well as consultancy services in these scopes, including running activities concerned with stationary telephony, telegraphy, mobile telephony, and data transmission;---

28. running computer science activity, including education activity concerning software, education activity concerning software of other data base and data processing activities, consultancy as to hardware equipment, as well as maintenance and repair of business machines, accounting-machines and hardware equipment;---

29. recruitment and making employees available, as well as management and business activity consultancy;---

3

The Company operates on the territory of the Republic of Poland and beyond its borders.--

4

The Company is allowed to purchase and sell shares and stakes of other companies; buy, sell, lease or rent enterprises, companies and other entities, real estates, movables and property rights; buy or sell titles to revenues or property of other entities; set up commercial law companies and civil partnerships; take part in join-ventures; create branches, offices, agencies and other organisational units; as well as perform any other legal and factual actions permitted by law within the scope of the Company's business activities.---

§ 3

Initial capital and shares---

The Company's initial capital accounts for PLN 534,636,326.25 (five hundred and thirty four million six hundred and thirty six thousand three hundred and twenty six point two five PLN) and is divided into 427,709,061 (four hundred and twenty seven million seven hundred and nine thousand sixty one) shares of a nominal value PLN 1.25 (one point two five) each, among which there are:---

a) 336,000,000 (three hundred and thirty six million) series A bearer shares, numbered from A-000000001 to A-336000000;---

b) 6,971,496 (six million nine hundred and seventy one thousand four hundred and ninety six) series B bearer shares, numbered from B-0000001 to B-6971496;---

c) 77,205,641 (seventy seven million two hundred and five thousand six hundred and forty one) series C bearer shares, numbered from C-00000001 to C-77205641;---

d) 7,531,924 (seven million five hundred and thirty one thousand nine hundred twenty four) series D bearer shares, numbered from D-0000001 to D-7531924.---

The Company is not allowed to exchange bearer shares into registered shares.---

3

The Company's initial capital can be raised through an issuance of new shares or through an increase of the nominal value of existing shares.---

§ 4

Redemption of Shares---

The Company's shares can be redeemed only through decreasing the initial capital and on conditions specified by the General Meeting of Shareholders, unless the Code of Commercial Companies and the Articles of Association state that such redemption of shares can be done without the passing of a resolution by the General Meeting of Shareholders.---

§ 5

The Company's supplementary capital and reserve capitals---

1

The Company establishes supplementary capital to cover the losses that may arise from the performance of the Company. Annual write-offs for the supplementary capital should total at least 8 % of the net profit for each financial year and should not be suspended until such capital reaches the value of at least one third of the initial capital. The value of write-offs for the supplementary capital is established by the General Meeting of Shareholders. Extra cash from share issuance over their nominal value, the remaining cash after covering the cost of issuance and also the extra payments made by shareholders are all to be transferred to the supplementary capital. The General Meeting of Shareholders approves the use of the supplementary capital, nevertheless a third of the initial capital can be used only to cover a loss as reported in the financial statement.---

2

The Company establishes a capital reserve (fund) from write-offs from the net profit for this capital. The value of these write-offs is to be defined by the General Meeting of Shareholders. Reserve capital can be used to cover special losses or expenditures, and also to increase the initial capital and dividend payment. Besides, the Company can establish funds in accordance with the regulations of the law.---

§ 6

Profit designation---

The net profit is designated for the dividend payment, the Company's capitals and funds and other purposes, on the basis of rules specified by the General Meeting of Shareholders.---

§ 7

General Meeting of Shareholders---

1

A General Meeting of Shareholders is held at the Company's registered office or can be held in Warsaw.---

2

A General Meeting of Shareholders is convened by the Management Board in the situations specified in the Company's Articles of Association or Code of Commercial Companies.---

3

An ordinary General Meeting of Shareholders should be held within six months from the end of every financial year for the Company.---

4

An extraordinary General Meeting of Shareholders is convened by the Management Board on their own initiative, on the motion of the Supervisory Board or on the motion of a shareholder or shareholders representing not less than one tenth of the Company's initial capital, within 14 (fourteen) days from placing such motion. The motion demanding the convening of the General Meeting should include specific issues for the agenda. The motion does not need any justification.---

5

The Supervisory Board can convene an extraordinary General Meeting of Shareholders any time they place a motion to do so and the Management Board fails to convene a meeting within the prescribed time.---

6

A General Meeting of Shareholders is convened by an announcement in the official newspaper of the Republic of Poland "Monitor Sadowy i Gospodarczy" at least three weeks before the date of the Meeting.---

7

The competence of the General Meeting of Shareholders is in particular the following:---

1. consideration and approval of the Company's financial statement, annual report on the Company's performance, consolidated financial statement of the Company's capital group and the financial statement of the capital group for the previous financial year;--

2. acknowledging the fulfilment of duties of the Supervisory Board and Management Board members;---

3. deciding on the allocation of profit and the covering of losses as well as on the consumption of funds created from profit, with restrictions to special regulations designating a different way for their consumption;---

4. appointing the Supervisory Board members and establishing principles for their remuneration;---

5. increasing and decreasing the initial capital unless otherwise stated in the Code of Commercial Companies and the Company's Articles of Association;---

6. passing resolutions on any decisions relating to claims for the rectification of damages caused during the establishment of the Company or during its supervision or management;---

7. approving the sale and lease of the Company's enterprise or its self-operating part and establishing a limited property right on such enterprise or its self-operating part;---

8. granting consent for the sale of a real estate, perpetual usufruct or share in the real estate, which net book value exceeds one twentieth of the Company's initial capital;---

9. proposing changes to the Company's Articles of Association;---

10. creating and liquidating supplementary capitals and other capitals and Company's funds;---

11. passing resolutions on redemption of shares and buying shares in order to redeem as well as establishing the principles of their redemption;---

12. issuing convertible bonds or bonds with pre-emptive rights;---

13. passing resolutions on winding-up the Company, its liquidation, restructuring and merger with another company.---

Purchase of a real estate, perpetual usufruct or a share in a real estate, regardless of its value, as well as disposal of a real estate, perpetual usufruct or a share in a real estate, which net book value does not exceed one twentieth of the Company's initial capital, does not require a resolution of the General Meeting of Shareholders.---

8

Subject to different provisions stated in the Code of Commercial Companies and the Articles of Association, resolutions of the General Meeting of Shareholders are passed with an absolute majority of votes cast, while votes cast mean votes "for", "against" and "abstain."---

9

Resolutions of the General Meeting of Shareholders regarding premium shares and concerning merger of companies when all the Company's assets are transferred to another company, winding-up of the Company (including winding up due to relocation of the Company's registered office abroad), liquidation of the Company, its restructuring and decrease of the initial capital by cancellation of part of the shares without simultaneous increase of the capital are passed with majority of 90 % of votes cast.---

9 (a)

The resolution of the General Meeting of Shareholders regarding a decision not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. The resolutions regarding removing an item from the agenda or a decision not to consider an issue placed on the agenda require the majority of 75 % of votes cast, with the reservation that the shareholders present at the General Meeting who had placed the motion to include such an issue on the agenda, gave approval for its removal or decided not to consider that issue.---

10

Subject to item 11, one share gives the right to vote on the General Meeting of Shareholders. The shareholders participate and exercise their voting rights in person or through a dully authorised representatives.---

11

The voting right of the Company's shareholders is restricted in such a way that on the General Meeting of Shareholders none of them can exercise more than 10 % of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with the reservation that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank, which on the basis of an agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting right exercised by the dependent entity is understood as exercise of voting right by the dominant entity as stated in Law on Public Trading of Securities, and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per

share a shareholder would have if depository receipts owned by him/her were exchanged for shares.---

12

In compliance with appropriate provisions of the Code of Commercial Companies the change of the Company's object of an enterprise can be executed without the buy-out of shares.---

§ 8

Supervisory Board---

1

The Company's Supervisory Board consists of six to nine members, including the Chairman, Vice-Chairman and the secretary.---

2

Members of the Supervisory Board are appointed and recalled in the following manner:---

1) the State Treasury represented by the Minister of the State Treasury is entitled to appoint and recall one member of the Supervisory Board;---

2) other members of the Supervisory Board, including all members mentioned in item 5 of this article are appointed and recalled by the General Meeting of Shareholders.---

The State Treasury's privilege to appoint one member of the Supervisory Board expires at the moment the State Treasury sells all its shares of the Company.---

3

1. Members of the Supervisory Board are appointed for a common three-year term of office.---
2. Individual members of the Supervisory Board, and the whole Supervisory Board, can be recalled any time prior to the end of the term of office.---
3. Terms of office of individual Supervisory Board members with a mandate on the day of the

registration of the changes to the Articles of Association, passed in the form of a resolution of the Extraordinary General Meeting of Shareholders on 8 April 2004, turn, starting from that day, into a common term of office and the beginning of such common term starts on 21 February 2004.---

4

The Chairman of the Supervisory Board is appointed by the General Meeting of Shareholders. The Vice-Chairman and the secretary are elected by the Supervisory Board from amongst themselves.---

5

At least two members of the Supervisory Board have to comply with the following provisions (so-called independent members of the Supervisory Board):---

1) he/she is not an employee of the Company or an Affiliated Entity;---

2) he/she is not a member of supervisory or management authorities of an Affiliated Entity---

3) he/she is not a shareholder having 5 % or more votes on the Company's General Meeting of Shareholders or an Affiliated Entity's General Meeting;---

4) he/she is not a member of supervisory or management authorities or an employee of the entity having 5 % or more votes on the Company's General Meeting of Shareholders or an Affiliated Entity's General Meeting;---

5) he/she is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoptive relationship with any of the persons mentioned above.---

Independent members of the Supervisory Board, before being appointed to the composition of the Supervisory Board, shall produce to the Company a written statement confirming that they comply with the abovementioned provisions. In the case when the above mentioned provisions are not met, a member of the Supervisory Board is obliged to immediately inform the Company about this fact. The Company shall inform the Shareholders about the current number of independent members of the Supervisory Board.---

In the case when the number of independent members of the Supervisory Board will amount to less than two, the Company's Management Board is obliged to immediately convene a General Meeting of Shareholders and place an issue concerning the changes in the composition of the Supervisory Board in the agenda of the General Meeting. The Supervisory Board shall act in its current composition until the changes in the composition of the Supervisory Board are made, that is adjusting the number of independent members to the statutory requirements, and the provisions of Art. 8 (9a) of hereof Articles of Association are not applicable. ---

For the purpose of these Articles of Association an "Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity.---

For the purpose of these Articles of Association an entity is a "Dependent Entity" towards another entity ("Dominant Entity") if the Dominant Entity:---

a) has the majority of votes in the authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or---

b) is entitled to appoint or recall the majority of the members of the other entity's (Dependent Entity) management authorities, or---

c) more than half of the members of the board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in dependence relation.---

Dependent Entity towards the Company's Dominant Entity is also an entity which is dependent towards another entity remaining in dependence relation towards the Company's Dominant Entity.---

6

Sessions of the Supervisory Board are held when necessary, however, not less frequently than once every two months. Moreover, a Supervisory Board session should be convened on the written application of shareholder or shareholders representing at least one tenth of the initial capital, the Management Board or a member of the Supervisory Board. The session should be convened within two weeks from the receipt of such application and should be held not later than within three weeks from the day of the receipt of such application.---

7

1. Sessions of the Supervisory Board are convened by the Chairman. In case of his absence, or his inability to chair the Supervisory Board session, the responsibility will then be assumed by the Vice Chairman or thereafter, respectively the Secretary will assume responsibility on his own initiative or by following an authorised motion. Sessions of the Supervisory Board are convened by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of the session.---

2. In the case when a Supervisory Board Session is not convened by the Chairman, or under circumstances described in item 1, respectively by the Vice Chairman or the Secretary, a petitioner can call the session by himself, within two weeks from the day of receipt of the motion defined in Art. 8 (6) of these Articles of Association, by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of the session with information about the time, venue and proposed agenda of the session.---

8

Sessions of the Supervisory Board can only take place when all its members have been properly invited. Sessions can also be held without formal convening when all members of the Supervisory Board are present and grant their consent to hold the session and to put specific issues on the agenda.---

1. The Supervisory Board can pass resolutions if at least half of its members participate in the session.---

2. Subject to the provisions of the Code of Commercial Companies, a resolution of the Supervisory Board can be passed in writing or with the use of direct means of remote communication.---

3. Subject to point 4 of this item, resolutions of the Supervisory Board are passed with an absolute majority of the votes cast, in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain."---

4. In order to recall or suspend individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution.---

9 (a)

Passing resolutions concerning the following matters:---

a) any contribution to members of the Management Board provided by the Company or any related entities,---

b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with an entity related to the Company, a member of the Supervisory Board, or Management Board, as well as with entities related to them,---

c) choosing a chartered accountant to audit the financial statements of the Company requires the assent of at least half of the independent members of the Supervisory Board subject to the resolutions of Art. 8 (5).---

10

The Supervisory Board adopts the Regulations for the Supervisory Board specifying its organisation and performance.---

11

The Supervisory Board exercises permanent supervision over the Company's activities.---

Furthermore, the competence of the Supervisory Board includes:---

1. with the reservation of point 3 item 1 of Art. 9, appointing and recalling the President, Vice-Presidents and other members of the Management Board;---

2. representing the Company in contracts with the Management Board, including their contracts of employment;---

3. suspending the activities of individual or all members of the Management Board for important reasons, as well as delegating a member or members of the Supervisory Board to temporarily perform the duties of those members of the Management Board who are not able to perform their duties;---

4. adopting the Regulations for the Management Board;---

5. selecting a chartered accountant to audit the Company's and its capital group's financial statements in accordance with Law on Accounting;---

6. financial statement assessment in respect of its accuracy both with books and documents and the actual state; assessment of the Management Board's report, as well as the Management Board' motions on the allocation of profit and coverage of loss, and the submission to the General Meeting of Shareholders an annual written report concerning the results of the above assessments;---

7. pronouncing opinions on any issues *submitted* by the Management Board to be presented either to ordinary or extraordinary General Meeting of Shareholders;---

8. granting consent to the members of the Management Board to take positions in supervisory or management authorities of other entities and to collect remuneration by virtue of such activities;---

9. granting consent to realise investment projects and incurring liabilities resulting from these investments in case the expenses or charges due to such activity will exceed the equivalent of half of the Company's initial capital;---

10. setting the scope, accuracy and time for submission by the Management Board their annual and long-term financial plans and plans for the strategic development of the Company;---

11. approving the Company's development strategy and long term financial plans;---

12. pronouncing the opinions concerning annual financial plans;---

13. giving assent, upon the Management Board's motion, to sell real estates, perpetual usufructs or a share in such real estate, which net book value does not exceed one twentieth of the initial capital;---

14. giving assent, upon the Management Board's motion, to purchase real estates, perpetual usufructs or a share in such real estate, which net book value does not exceed one fortieth of the initial capital;---

The Management Board is obliged to obtain the Supervisory Board's consent in order to perform the following activities:---

1. setting up a branch abroad;---
2. sale or encumber, on the basis of one or several connected legal activities, fixed assets whose net book value exceeds one twentieth of the assets value according to the latest financial statement approved by the General Meeting of Shareholders;---
3. sale or encumber, in any possible way, shares or stakes in the following companies: Naftoport Sp. Z o.o., Inowroclawskie Kopalnie Soli S.A. and in the company that will be created in order to run the pipeline transport of liquid fuels;---
4. incurring other liability which on the basis of one or several connected legal actions exceeds the equivalent of one fifth of the initial capital, excluding the following:---
   a) activities performed within the confines of ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual financial plans;---
   b) activities which in order to be performed need the consent of the General Meeting of Shareholders.---
5. realisation by the Company abroad capital or real investments which value exceeds one twentieth of the initial capital;---
6. exercising by the Company its voting right on general meetings and partners meetings of dependent entities and other entities, if the value of the shares or stakes possessed by the Company, set on the basis of the price they had been acquired or taken hold of, amounts to more than one fifth of the Company's initial capital in the following cases:---
   - merger with another company and restructuring of the company,---
   - sale and lease of the Company's undertaking and establishing the right to use on it,---
   - changes to the articles of incorporation or articles of association---
   - winding up of the Company.---
7. creating commercial law companies and joining existing companies, as well as making contributions to cover shares in companies, and selling shares, if the Company's capital

engagement in a given company so far, or engagement which the Company is about to achieve as the result of buying or acquiring of shares, calculated on the basis of the share sale or acquisition price, exceeds one tenth of the initial capital, excluding taking hold of shares as the result of exchange of a claim according to Law on Banks and Enterprises Financial Restructuring dated February 3, 1993 and Law on Public Trading of Securities,---

8. making an advance payment for the shareholders by virtue of the expected dividend.---

12 (a)

In the event when the Supervisory Board does not give assent to perform a certain action, the Management Board may address the General Meeting of Shareholders to pass a resolution that gives assent to perform such action.---

13

1. Until the General Meeting approves the financial statements for the financial year 2005, resolutions on granting consent to perform the activities mentioned in item 12 point 2 of this article need to be voted "for" by the member appointed by the State Treasury in order to be passed.---

2. As long as the Sate Treasury has the right to appoint the member of the Supervisory Board, resolutions on granting consent to perform the activities mentioned in item 12 point 3 of this article need to be voted "for" by the member appointed by the State Treasury in order to be passed.---

14

Upon the request of at least two members, the Supervisory Board is obliged to consider undertaking the supervisory activities mentioned in such request.---

15

As it is the case with members of the Management Board, members of the Supervisory Board who are delegated to perform permanent individual supervision cannot hold competing interests. Also their participation in competitive companies is limited.---

§ 9

Management Board---

1

1. The Company's Management Board consists of five to nine members, including the President, Vice-Presidents and other members of the Management Board.---

2. Members of the Management Board are appointed and recalled by the Supervisory Board.---

3. One member of the Management Board is appointed and recalled by the Supervisory Board on the application of a person authorised by the State Treasury Minister until the State Treasury sells the last share of the Company. The provisions of this item came into effect on the date of holding the ordinary General meeting of Shareholders approving the Company's financial statement for the year 1999.---

2

The Company is represented by the Supervisory Board in contracts between the Company and the members of the Management Board. Declarations of will on behalf on the Supervisory Board are made by two of its members authorised by an appropriate resolution of the Supervisory Board.---

3

1. The Management Board's term of office lasts three years and it is a common term of office. The President, Vice-Presidents, and the other members of the Management Board may be recalled any time before their term of office expires.---

2. The Supervisory Board may suspend the President, Vice-Presidents, individual members of the Management Board and all Management Board in their activities for serious reasons.---

3. Terms of office of individual Management Board members with a mandate on the day of the registration of the changes to the Articles of Association passed in the form of resolution of the Extraordinary General Meeting of Shareholders on 17 April 2003 turn, starting from that day, into a common term of office. The date of such common term of office shall be 11 July 2002.---

4

Declarations of will on behalf of the Company are made by:---

- two members of the |management Board acting together,---
- one member of the Management Board acting together with the proxy.---

In order to incur liabilities and perform disposal activities of an ordinary Management Board at no more value than PLN 50,000 (fifty thousand) the declaration of will and signature of one member of the Management Board is sufficient.---

5

1. The President of the Management Board manages the work of the Management Board. The President's specific rights are defined in the Regulations for the Management Board.---

2. Resolutions of the Management Board are passed by an ordinary majority. In the event of equal number of votes, the President's vote is decisive.---

3. The Management Board adopts organisational by-laws of the Company's undertaking.---

6

The management Board adopts the Regulations for the Management Board that specify in details the Management Board's structure and its way of performing the Company's activities. The Regulations as well as each change to it comes into effect at the moment of its approval by the Supervisory Board.---

7

The Management Board's resolutions require:---

1. All matters going beyond the competence of the ordinary board, which will be specified in the Regulations for the Management Board.---

2. Sale of real estate, perpetual usufruct or share in such real estate which net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board.---

3. The purchase of real estate, perpetual usufruct or share in such real estate, on condition that, if the value according to the net purchase price of such real estate, perpetual usufruct or share in a real estate exceeds one fortieth of the initial capital. The purchase requires approval of the Supervisory Board.---

7 (a)

1. The Management Board is entitled to pass a resolution regarding advance payment for shareholders for the expected dividend ant the end of the financial year, if the Company has sufficient resources for this payment. This advance payment requires the assent of the Supervisory Board.---

2. The Company can make an advance payment to shareholders for the expected dividend, if the approved financial statement for the previous financial year shows profit. The advance payment can amount to a maximum of half last year's profit reached till the end of the last financial year, based on the audited financial statement plus reserve earnings from achieved profits which are available to the Management Board for pay-out purposes, and minus retained losses and individually owned shares.-

8

While performing the Company's activities the Management Board is subject to limitations due to legal regulations and the provisions of the Articles of Association and resolutions of the General Meeting of Shareholders.---

9

The Management Board is obliged to work out and pass annual and long-term financial plans and plans for the strategic development of the Company in the form, scope and time as determined by the Supervisory Board.---

10

The Management Board is obliged to prepare and present to Supervisory Board:---

1. the annual financial statement of the Company – within three months from the end of the financial year,---

2. the annual financial statement of the capital group for the previous financial year – within six months from the end of the financial year.---

§ 9 (a)

Observers---

1. During the time when the State Treasury minister or other minister exercises the rights by virtue of the shares of PKN ORLEN S.A. that belong to the State Treasury, the appropriate minister can appoint one or two Observers in the Company.---

2. Detail principles of functioning of the Observers are defined in the Regulations for the General Meeting of Shareholders, Regulations for the Supervisory Board and the Regulations for the Management Board.---

§ 10

Duration and the financial year of the Company---

1

The duration of the Company is unlimited.---

2

The Company's financial year is the calendar year.---

§ 11

Other provisions---

1

All the Company's announcements considered obligatory by law and the Articles of Association will be published in the official newspaper of the Republic of Poland "Monitor Sadowy i Gospodarczy."---

2

The term "Capital Group" mentioned above means the capital group in respect of the accounting regulations.---

3

Unless otherwise stated in the Company's Articles of Association or suggested by context or wording of individual provisions of this Articles of Association, the term "Company" used here and above means Polski Koncern Naftowy ORLEN Spolka Akcyjna [joint stock company]---

===================END OF THE DOCUMENT===================

END

Close

Company	Polski Koncern Naftowy Orlen S.A.	**PKN ORL...**
TIDM	POKD	**SEC File**
Headline	Bonds issue	**82-5036**
Released	17:22 27-Nov-06	
Number	7889M	

Regulatory announcement no 75/2006 dated 27 November 2006
PKN ORLEN bond issue programme

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that on 27 November 2006 it signed an Agreement for a Bond Issue Programme („Programme"). The parties to the agreement are: PKN ORLEN as the Issuer, BANK BPH S.A. as Issue Agent, Payment Agent, Documentation Agent, Programme Co-organizer and Dealer, and BANK POLSKA KASA OPIEKI S.A., BRE BANK S.A., ING BANK ŒL¥SKI S.A., PKO BANK POLSKI S.A., SOCIETE GENERALE S.A. DIVISION IN POLAND, as Agents, Programme Co-organizers and Dealers.

The Programme entitles PKN ORLEN to issue repeatedly bearer bonds ("Bonds") in dematerialised form in accordance with the Polish Law on Bonds dated June 29th, 1995 (Journal of Law of 2001 No. 120, item 1300 with subsequent amendments) ("Law on Bonds"). The issue of the Bonds will be based on Article 9 point 3 of the Law on Bonds and they will be non-public offers.

The Bonds issued in the Programme will be unsecured.

In accordance with the Programme, PKN ORLEN is entitled to issue zero-coupon bonds that do not pay interest but are issued at a discount, with a payment at maturity period not shorter than 7 days and not longer than three hundred sixty-five days. In the Programme PKN ORLEN is also entitled to issue coupon bonds that pay interest at fixed or variable interest rates and with a payment maturity period longer than one year but not longer than seven years.

PKN ORLEN's debt limit connected with the Programme realisation amounts to PLN 2,000,000,000, or the of equivalent of this amount in other currencies. This amount refers to the maximum total nominal value of the issued and not redeemed Bonds at any time within the Programme's duration, at the same time this amount does not cover the due interest amount.

The issue of Bonds in accordance to the Programme is possible in four currencies:
Polish Zloty (PLN), Euro (EUR), American Dollar (USD) and Czech Republic Koruna (CZK).
In the case when the currency of the Bond is:

- PLN the nominal value of one Bond will amount to PLN 100,000 or multiples of this amount;
- EUR the nominal value of one Bond will amount to EUR 25,000 or multiples of this amount;
- USD the par value of one Bond will amount to USD 30,000 or multiples of this amount;
- CZK the par value of one Bond will amount to CZK 700,000 or multiples of this amount;

The issue price may be equal to the nominal value of the Bond, or it may be equal to the nominal value reduced by the discount and it will be established before the particular Bond issue.

In the case of zero-coupon bonds sold at a discount, the discount will be paid once, on the Bond redemption date. The discount depends on the conditions of the capital market and it will be established before the day of the Bond issue. The discount will be calculated on the basis of the nominal value for the period starting from the day of the Bond issue until one day before the Bond redemption date.

In case of coupon bonds, the due volume of the interest for the interest period will be calculated on the basis of the nominal value, and it will be based on the conditions of the issue of that particular series of Bonds with fixed or variable interest rates. It will be paid on the dates specified in the Bond issue conditions.

The payment of the amounts due from the bonds will be made to the persons identified in the list recorded by the depositary or relevant sub-depositary, and it will be made on the day specified in the conditions of the particular Bond series issue which will be the day of establishing rights to the Bonds.

According to the latest published financial statements of PKN ORLEN for the 3rd quarter 2006, the total value of liabilities of PKN ORLEN amounted to PLN 7,049m; with long-term liabilities amounting to PLN 2,282m and short-term liabilities amounting to PLN 4,767m. In the total amount of liabilities, the total credit liabilities of PKN ORLEN amounted to PLN 1,502m, with long-term credits accounting for PLN 1,405m and short-term credits accounting for PLN 97m.

The total sum of all liabilities of PKN ORLEN for the next few years will result from the implementation of PKN ORLEN's strategy for 2006-2009, which assumes continuing actions aimed at improving efficiency, strengthening base operations in the home markets, monitoring expansion opportunities in new markets, and the development of upstream operations.

Before each issue the Issuer may specify the aim of financial resources obtained from the offering.

Bondholders will be entitled to financial dues from the bonds only.

END

Close

PKN ORLEN S.A.
SEC File
82-5036

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Credit agreements
Released	14:26 29-Nov-06
Number	9263M

Regulatory announcement no 76/2006, dated November 29th, 2006

Signing of credit agreements that enable PKN ORLEN to finance the acquisition of AB Mazeikiu Nafta

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN, Company"), Central Europe's largest downstream oil company, hereby informs that on November 29 2006 it signed two credit agreements with the total amount of EUR 1.6 bn (i.e. approximately PLN 6 117 600 000 based on EUR/PLN average exchange rates as of November 29 2006 stated by the National Bank of Poland) that enable PKN ORLEN to finance the acquisition of the Lithuanian refinery AB Mazeikiu Nafta ("Agreements").

The subject of one of the Agreements is for a EUR 800 million five-year Revolving Credit facility (i.e. approximately PLN 3 058 800 000 based on EUR/PLN average exchanges rates as of November 29 2006 stated by National Bank of Poland), ("Revolving Credit").

The subject of the second Agreement is EUR 800 million Bridge Credit facility with its termination date of up to 12 months ("Bridge Credit").

The Agreements, combined with PKN ORLEN's own financial resources as well as means available from the existing lines of credit, will provide the Company with financial resources for the purchase of AB Mazeikiu Nafta shares, which are subject to the agreements signed by the Company with the Government of Lithuania and Yukos International B.V. (see: Regulatory announcement no 33/2006 dated 26 May 2006 and Regulatory announcement no 37/2006 dated 9 June 2006).

The Revolving Credit agreement was signed by PKN ORLEN with a syndicate formed by eight Polish and foreign banks: ABN AMRO Bank N.V., Bank Handlowy in Warsaw S.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., BNP Paribas, ING Bank N.V. / ING Bank Slaski S.A., KBC BANK NV /Kredyt Bank S.A., Societe Generale S.A. Polish Division and UniCredit Group.

The Bridge Credit agreement was signed by PKN ORLEN with a syndicate formed by six Polish and foreign banks: ABN AMRO Bank N.V., Bank Handlowy in Warsaw S.A., BNP Paribas, ING Bank N.V. / ING Bank Slaski S.A., Societe Generale S.A. Polish Division and UniCredit Group.

The obtained financial structure will enable PKN ORLEN to maintain attractive costs of financing while at the same time facilitating the issue of the Eurobonds planned for year 2007. With the issue of Eurobonds PKN ORLEN intends to obtain at least EUR 800 million for the Bridge Credit repayment. On November 28 2006 PKN ORLEN signed, with the same syndicate of bank as in the case of the Bridge Credit, the order to prepare the issue of Eurobonds.

The Revolving Credit has two options allowing the contractual period to be extended for one further year.

The total amount of the obtained financial resources will also provide financing for further projects planned within AB Mazeikiu Nafta acquisition framework i.e. for the purchase of shares owned by minority shareholders of AB Mazeikiu Nafta in the process of mandatory tender offer announced by PKN ORLEN, as well as for the potential acquisition by PKN ORLEN of 70,750,000 shares of AB Mazeikiu Nafta held by the Government of Lithuania which represents approximately 10% of the initial capital of AB Mazeikiu Nafta.

In accordance to the "Regulation of the Minister of Finance dated October 19 2005 on current and periodic information to be published by issuers of securities" the Agreements signed by PKN ORLEN constitute "significant agreements" due to the fact that their value within the termination periods exceeds 10% of PKN ORLEN's equity.

See also: Regulatory announcement no 68/2006 dated 7 November 2006, Regulatory announcement no

58/2006 dated 26 September 2006, Regulatory announcement no 49/2006 dated 4 August 2006, Regulatory announcement no 47/2006 dated 13 July 2006, Regulatory announcement no 37/2006 dated 9 June 2006, Regulatory announcement no 33/2006 dated 26 May 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

PKN ORLEN Management Board

END

Close

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	EGM Resolutions
Released	07:00 01-Dec-06
Number	0452N

Regulatory announcement no 77/2006 dated November 30th , 2006

The full text of resolutions passed by EGM as of 30 November 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the resolutions passed by the Extraordinary General Meeting of Shareholders of PKN ORLEN as of 30 November 2006.

**RESOLUTION No 1.
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

dated 30 November 2006

regarding the appointment of the Chairman of the Extraordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby elects Mr. Andrzej Leganowicz to the position of the Chairman of the Extraordinary General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 2.
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding approval of the Agenda of the Extraordinary General Meeting of Shareholders

§ 1

The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the following Agenda of the Meeting:

1. Opening
2. Election of the *Chairman* of the Meeting
3. Affirmation of the legality of the Meeting and ability to pass *resolutions*
4. Approval of the Agenda
5. Information regarding the restructuring processes that are being conducted in the Company
6. Information on the process regarding the purchase of AB Mazeikiu Nafta's shares
7. Election of the Vote Counting Commission
8. Voting on resolutions concerning changes to the composition of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.
9. Closure of the Meeting

§ 2

The resolution takes immediate effect.

RESOLUTION No 3.
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding the election of the Vote Counting Commission

§ 1

Acting under § 8 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby appoints the following members of the Vote Counting Commission:

- Agnieszka Milke
- Marcin Kaminski
- Maciej Maicki

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 4.

OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding the establishment of the number of members of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Acting under § 14, item 1 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. establishes 9 member composition of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

The resolution takes immediate effect.

RESOLUTION No 5.
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding the appointment of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Acting under § 8 item 4 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decided to appoint Mr. Zbigniew Macioszek to the position of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 6.

OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding the establishment of the number of independent members of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Acting under § 8, item 5 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. establishes minimum 2 independent member composition of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. fulfilling the requirements of § 8 item 5 of the Company's Articles of Association.

§ 2

The resolution takes immediate effect.

RESOLUTION No 7.
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Acting under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decided to appoint Mr. Konstanty Brochwicz - Donimirski to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 8.
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Acting under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decided to appoint Mr. Robert Czapla to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION No 9.
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Acting under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decided to appoint Mr. Krzysztof Rajczewski to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

END

Close

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in SB
Released	07:00 01-Dec-06
Number	0461N

Regulatory announcement no 78/2006 dated November 30th , 2006
Changes in the PKN ORLEN Supervisory Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company announces that the Extraordinary General Meeting of Shareholders on November 30, 2006 appointed Mr. Zbigniew Macioszek, currently Member of the PKN ORLEN Supervisory Board, to the position of Chairman of the Supervisory Board. Additionally the Extraordinary General Meeting of Shareholders appointed to the Supervisory Board: Mr. Robert Czapla, Mr. Konstanty Brochwicz-Donimirski, and Mr. Krzysztof Rajczewski.

Mr Robert Czapla, graduated from the Faculty of Economics of Warsaw University. He finished his post-diploma studies in Corporate Finance and Accounting at the University of Bialystok. At present he is in the process of doctoral studies at the Polish Academy of Sciences.

Training & qualifications:
Mr. Czapla had a pedagogical qualification and he was authorized to be appointed to the supervisory boards of companies of the State Treasury, he also gained an administrative qualification.
Mr. Czapla has completed a variety of courses and training in the area of transportation in Poland and abroad (people and freight transportation), tax law, capital group finance, corporate finance, and law on public contracts, as well as management and social communication.

Professional experience:
1994 – 1999 Fiscal commissioner in the Tax Chamber in Lomza (Poland)
1999 – 2003 Deputy to the Director of The National Motor Communication Enterprise in Lomza (Poland)
2003 – present, General Director of the Management of City Transport in Warsaw

Additional professional experience:
1996 – 2000 Teacher, lecturer in the Post–High School of Economics in Lomza (Poland) and in the Center for Economics Education in Lomza
2004 – present, Vice-President of the Supervisory Board of the Municipal Taxi Enterprise in Warsaw

Mr Konstanty Brochwicz-Donimirski, Master of Science in Electronics at the Warsaw University of Technology, MBA studies at the New York University, INSEAD.
He speaks fluent English and French.
He is authorized to be appointed to supervisory boards.
Professional experience:
May 1st,1990 – June 1st, 1992 - systems engineer in VIXEM INC. in New Jersey
August 1st, 1992 – December 1st, 1993 - systems engineer in DONALDSON in New York
December 1st, 1993 – April 1st, 1995 - analyst at GOLDMAN SACHS &Co in New York
March 1st, 1997 – June 1st, 1998 - manager at WOOD&Co in Warsaw
August 1st, 1998 – December 1st, 2001 - manager at ING BARINGS in Warsaw
September 1st, 2005 – present - vice-director at the Institute of High Pressure Physics of the Polish Academy of Sciences

Mr. Krzysztof Rajczewski, graduated from the Poznan University of Economics, the Faculty of Production Economics – Master of Economics, and from the Adam Mickiewicz University in Poznan, Faculty of Law – Master of Law.
Legal advisor: practitioner in the District Chamber of the Legal Advisor in Poznan .

Training & qualifications:
Post-diploma Studies in Banking at the Poznan University of Economics, course for supervisory board members of single-member companies at the Poznan University of Economics, course in organization and internal control systems within companies at the HR Promotion Centre in Konstancin-Jeziorna (Poland),

courses in "Strategic imagination in decision making processes" at the National School of Public Administration, post-diploma studies in "Company value management" at the Warsaw School of Economics, post-diploma studies in European Law of Banking at the Polish Academy of Science.

Mr. Krzysztof Rajczewski speaks German, English and Russian.
Professional experience:

1990 – 1991 - Specialist in the Polish Chancellery of the Senate
1991 – 1997 - President of the Management Board of the Housing Cooperative in Gniezno (Poland)
1997 – 1999 - Director of the Department of Control and Public Contracts in the Republic of Poland Ministry of Economy, advisor to the Minister of Economy
1999 – 2001 - Director of the Management Board Office of Polskie Sieci Elektroenergetyczne S.A. in Warsaw.
2001 – 2002 - Director of the Department in the Bank Ochrony Srodowiska S.A. in Poznan
2002 – 2004 - Legal advisor in a lawyer's chamber
2004 – present Advocate in a lawyer's office

Mr. Rajczewski has been a Member and Vice-Chairman in many companies, including: Autostrada Wielkopolska (Wielkopolska Voivoideship Highway), Miedzynarodowe Targi Poznańskie (International Trades in Poznan), Agencja Wlasnoœci Rolnej Skarbu Panstwa (Agency of the Agricultural Properties of the State Treasury), DROMEX in Warsaw, STOMIL in Poznan, Fabryka Akcesoriów Meblowych in Chelmno (Furniture Accessories Plant), Przedsiebiorstwo Energetyki Cieplnej in Gniezno .

The newly elected members of the Supervisory Board are not involved in any activity competing with PKN ORLEN and are not partners of any competing company. They are not members of any board of a competing capital company and are not on the list of insolvent debtors kept on record in the National Court Register Act.

END

Close

PKN ORLEN SA
SEC File
82-5036